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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.            )*

PORTFOLIO RECOVERY ASSOCIATES, INC

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

73640Q 10 5

(Cusip Number)

Steven D. Fredrickson
c/o Portfolio Recovery Associates, Inc.
120 Corporate Boulevard
Norfolk, VA 28502
(888) 772-7326

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73640Q 10 5

1.	Name of Reporting Person:		I.R.S. Identification Nos. of above persons (entities only): Steven D. Fredrickson

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 967,149

		8.	Shared Voting Power: 1,000

		9.	Sole Dispositive Power: 967,149

		10.	Shared Dispositive Power: 1,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 968,149

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.9%

14.	Type of Reporting Person (See Instructions): IN

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Item 1.	Security and Issuer
This statement relates to shares of the common stock, par value $.01 per share (the "Shares"), of Portfolio Recovery Associates, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 120 Corporate Boulevard, Norfolk, VA 23502.
The Shares that are the subject of this Statement on Schedule 13D (this "Statement") include those issuable upon exercise of immediately exercisable warrants to purchase 635,000 Shares issued to Reporting Person (as defined below), subject to adjustment in certain circumstances, at an exercise price of $4.20 per Share and 1,000 Shares issued to AG PRA 1999 Funding Co. ("AG PRA 1999"), subject to adjustment in certain instances, at an exercise price of $3.60 per Share.

Item 2.	Identity and Background
(a) This Statement is being filed by Steven D. Fredrickson (the "Reporting Person").

(b) The principal business address of the Reporting Person is c/o Portfolio Recovery Associates, Inc., 120 Corporate Boulevard, Norfolk, VA 28502.

(c) The Reporting Person is the President, Chief Executive Officer and Chairman of the Issuer. The principal executive office of the Issuer is 120 Corporate Boulevard, Norfolk, VA 23502.

(d) and (e) During the past five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
Source of funds used by the Reporting Person in his original purchase of the Shares owned by him was personal funds. The original purchase price for 332,149 of the Shares was $34,750.

Item 4.	Purpose of Transaction
All of the Shares reported herein were acquired for investment purposes. Except as set forth in this Statement, the Reporting Person, has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of the Reporting Person's estate planning goals, the Issues performance and prospects, the trading policies of the Issues and after developments and circumstances, including, but not limited to general economic and business conditions and stock market conditions.

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Item 5.	Interest in Securities of the Issuer
(a) The Reporting Person is the beneficial owner of 968,149 Shares (including 635,000 Shares issuable to the Reporting Person upon exercise of immediately exercisable warrants and 1,000 Shares issuable to AG PRA 1999 upon exercise of currently exercisable warrants) (approximately 6.9% of the total number of Shares outstanding). The Reporting Person also is the beneficial owner of 190,000 Shares issuable to the Reporting Person upon exercising options which are not exercisable within 60 days of the date of this Statement and are not includable in the above total.

(b) The Reporting Person has the sole power to vote or direct the voting of, or dispose or direct the disposition of 967,149 Shares (including 635,000 Shares issuable to the Reporting Person upon exercise of currently exercisable warrants, but excluding Shares issuable upon exercise of options which are not exercisable within 60 days of the date of this Statement). The Reporting Person has shared power to vote or direct the voting of, or dispose or direct the disposition of, 1,000 Shares issuable to AG PRA 1999 upon exercise of currently exercisable warrants.

(c) The Issuer and Portfolio Recovery Associates, L.L.C. ("PRA LLC") entered into an Equity Exchange Agreement dated as of September 5, 2002 (the "Agreement") (incorporated herein in response to this Item 3 by reference to Exhibit 2.1 to the Issuer's registration statement on Form S-1/A filed on September 5, 2002 (Commission File Number 333-99225)), pursuant to which all outstanding membership interests of PRA LLC were exchanged for the same number of Shares of the Issuer, and all outstanding warrants for purchase of membership interests of PRA LLC were exchanged for the same number of warrants for purchase of Shares of the Issuer, effective as of November 6, 2002.

As a result, (i) the Reporting Person acquired 967,149 Shares that are the subject of this Statement include those issuable upon exercise of immediately exercisable warrants to purchase 635,000 Shares issued to the Reporting Person (including 635,000 Shares issuable to the Reporting Person upon exercise of currently exercisable warrants, but excluding Shares issuable upon exercise of options which are not exercisable within 60 days of the date of this Statement) in exchange for the 332,149 membership interests of PRA LLC and 635,000 warrants to purchase membership interests of PRA LLC previously held by the Reporting Person; and (ii) AG PRA 1999 acquired warrants to purchase 125,000 Shares in exchange for warrants to purchase 125,000 membership interests previously held by AG PRA 1999. The Reporting Person has a pecuniary interest in warrants to purchase 1,000 of such Shares. Except as set forth in this Statement, there have been no transactions effected with respect to the Shares since September 16, 2002 (60 days prior to the date hereof) by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Pursuant to the underwriting agreement, the Reporting Person has agreed with the Issuer and the underwriters not to, directly or indirectly, (i) offer, sell (including "short" selling), assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Act, or otherwise dispose of any Shares or securities convertible or exchangeable into, or exercisable for, Shares held of record or beneficially owned (within the meaning of Rule 13d-3 under the Act); or (ii) enter any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any of Shares for a period of 180 days after the effective date of the underwriting agreement without the prior written consent of the underwriters.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit A. Equity Exchange Agreement dated as of September 5, 2002 by and between Portfolio Recovery Associates, L.L.C. and the Issuer, incorporated by reference to Exhibit 2.1 to the Issuer's registration statement on Form S-1/A filed on October 30, 2002 (Commission File Number 333-99225). Page No.

Exhibit B. Underwriting Agreement dated as of November 6, 2002 between the Issuer and William Blair & Company, L.L.C. as Representative of the Several Underwriters, incorporated by reference to Exhibit 1.1 to the Issuer's registration statement on Form S-1/A filed on October 15, 2002 (Commission File Number 333-99225).  Page No.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2003

/s/ Steven D. Fredrickson

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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